NEWS RELEASE November 24, 2006 NR-06-35

ENERGY METALS ANNOUNCES KEY TECHNICAL APPOINTMENTS TO
WYOMING STAFF

Vancouver, British Columbia, November 24, 2006: Energy Metals Corporation (TSX:EMC) is pleased to announce the addition of four key individuals to its Wyoming operations staff at Casper, Wyoming. Ken Milmine has been appointed as Manager of Environmental and Regulatory Affairs, Joy Trim as Drafting and Network Supervisor, Lonnie Hiebert as Field Operations Supervisor and Steve Kain as Drilling and Logging Supervisor.

Ken Milmine
Mr. Milmine has over 10 years of experience in environmental permitting and regulatory compliance in the mining industry. He began his career in the gold mining industry working as an environmental professional at open pit mining operations for FMC Gold Company and Hecla Mining Company, and later worked for an open pit molybdenum mining operation owned by Thompson Creek Mining Company. These projects were located in the Salmon River Wilderness of Idaho. He continued his career at the Idaho National Engineering and Environmental Laboratory as a Subject Matter Expert in the Environmental Affairs Department. Most recently, he was the Manager of Health, Safety and Environmental Affairs with Power Resources Inc. at the Smith Ranch-Highland ISR Uranium Project where he was responsible for State of Wyoming and NRC permitting and regulatory affairs, development and maintenance of environmental, health, and safety programs and procedures, and regulatory reporting. Mr. Milmine has a B.Sc. from Montana Tech in Environmental Engineering.

Joy Trim
Ms. Trim has over 30 years of drafting and IT experience. She began her career at Exxon’s Highland Uranium Operations as an Engineering Technician and continued as drafting and engineering technician for a number of uranium companies, the City of Casper Engineering Department, Union Oil, and Rio Algom Mining Corporation. Most recently she was employed by Power Resources as the Drafting and M.I.S. Coordinator. While at the Smith Ranch Facility, Ms. Trim set up and maintained the CISCO network including firewalls and content filter devices, implemented both NT and Windows 2003 Server systems, provided on-site technical assistance for hardware and software issues, designed and maintained geological and wellfield databases, and performed drafting duties using both AutoCAD and manual methods. Ms. Trim has an Associates Degree from Casper College in Petroleum Engineering Technology and is currently studying for her CISCO CCNA license.

Lonnie Hiebert
Mr. Hiebert has 19 years experience in the in-situ recovery of uranium, starting with Everest Minerals’ Highland Uranium Project. He was most recently employed by Power Resources Inc. as Well Field Construction Supervisor for the Smith Ranch-Highland Uranium Operation. Mr. Hiebert has supervised drilling operations, well field construction, and large pipeline installation for thirteen in-situ recovery well fields and related satellite facilities. Mr. Hiebert was an integral part of the construction team for PRI’s Inkai Uranium Project in Kazakhstan during initial installation of the test plant and its recent expansion.

Steve Kain
Mr. Kain has over 17 years of in-situ recovery experience, initially as a satellite plant operator at Everest Minerals’ Highland Uranium Project. He was most recently employed by Power Resources Inc. at the Smith Ranch-Highland Uranium Project where he was responsible for on-site management of the drilling, logging, and well casing operations related to eleven drill rigs during exploration, delineation, and wellfield installation activities. His experience while with PRI includes plant operation, construction, maintenance, and geophysical logging.

Energy Metals Corporation
Frank Ludeman, CPG, (American Institute of Professional Geologists, CPG-01759) a qualified person as defined by National Instrument 43-101, has reviewed this news release and is responsible for its content.

Energy Metals Corporation is a TSX listed Canadian company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:

Paul Matysek, CEO and President: (604) 684-9007
Bill Sheriff, Chairman: (972)333-2214

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metals’ actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the company’s operations. These and other risks are described in the Company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.com.

Copyright © 2006 by Energy Metals Corporation. All rights reserved.

For more information, send questions and comments to info@energymetalscorp.com.